Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 12, 2010, relating to the consolidated financial statements and financial statement schedule of inContact, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Accounting Standards Codification (ASC) 820-10, Fair Value Measurements and Disclosures), and the effectiveness of inContact, Inc. and subsidiaries internal control over financial reporting, appearing in the Annual Report on Form 10-K of inContact, Inc. and subsidiaries for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/    DELOITTE & TOUCHE LLP

Salt Lake City, Utah

April 28, 2010